Mail Stop 3561

								August 29, 2005

 BY U.S. Mail and Facsimile [ 852-2688-0394 ]

 Mr. Samuel M.H. Lai
   Chief Executive Officer (Acting)
 KOWLOON-CANTON RAILWAY CORPORATION
 KCRC House, 9 Lok King Street
 Fo Tan, Sha Tin
 New Territories, Hong Kong

 	Re:	Kowloon-Canton Railway Corporation
 		Form 20-F for Fiscal Year Ended December 31, 2004
 		Filed June 24, 2005
 		File No. 1-15004

Dear Mr. Lai:

	We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial
Data, Management`s Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 20-F (Fiscal Year Ended December 31, 2004)

Tabular Disclosure of Contractual Obligations, page 52

1. We believe that registrants should generally include scheduled interest payments in the table. Interest on fixed rate obligations should be included at a minimum. If interest on any obligations is not included in the table because it cannot be reliably estimated, please disclose this fact and state the amounts and significant terms of those obligations in an accompanying footnote to the table.

Financial Statements

Note 2. Significant Accounting Policies, page F-7

(c) Basis of Consolidation, page F-7

2. We note the various references to certain subs held on behalf of the government for the sole purpose of developing property along the
West Rail route. We also note that you exclude these entities from consolidation. Please explain, supplementally and in detail, how you account for them. Tell us how you record and classify related cash flows in your financial statements. If these are the same entities described on page 60, please explain how the schedule on page F-35 reflects the fact that the government owns 49 B shares. If these are not the same entities, please also provide a comparable discussion of the other entities. As a related matter, please tell us and disclose in the U.S. GAAP reconciliation footnote, the reasons why these subsidiaries have not been consolidated for U.S. GAAP purposes. Reference is made to SFAS 94, paragraph 13. We may have further comments upon review of your response.

(g) Depreciation, page F-10

3. Please refer to the discussion of leasehold land in Item (ii). Supplementally tell us whether you make an upfront payment for the use of this land and subsequently depreciate that prepayment balance over the period of time you have the use of the land. Alternatively, please tell us whether this land is accounted for as an investment property and you are therefore required to account for the lease as if it were a finance lease. If true, please explain your accounting in expanded detail. If neither of our assumptions apply, please describe the nature of these business arrangements and explain the basis for your accounting. We may have further comments upon review of your response.

 (l) Jointly controlled operations, page F-12

4. Tell us how your policy under Hong Kong GAAP complies with U.S. GAAP. In this regard, explain to us in detail why equity or consolidation method accounting would not be applied to these jointly controlled operations under U.S. GAAP. Your response should also define what is meant by "interests in jointly controlled operations."
To the extent you are accounting for these under proportionate consolidation, tell us how your disclosures comply with Item 17(c)(2)(vii) of the Form 20-F, and provide the applicable disclosures in the U.S. GAAP reconciliation footnote.

Note 9. Segmental Reporting, page F-24

5. In the U.S. GAAP reconciliation footnote, provide disclosure that you have two reportable business segments, Transport Division and Property Services. Also, disclose the primary profitability measure used by the chief operating decision maker in assessing segment performance and allocating resources as is required under paragraph
30 of SFAS 131. Further, expand the "Results of Operations under U.S. GAAP" discussion on page 44 to discuss any significant differences in your results of operations on a segmental basis, including the primary segment profitability measure used by management. In this regard, we would generally expect the measures and balances disclosed in your footnote to be consistent with the disclosures and balances disclosed in MD&A. However segment operating profits on page 40 differ. Please revise or advise.

6. For each period presented, please supplementally reconcile the aggregate capital expenditures disclosed as "other information" with the payments for capital expenditures disclosed in the cash flow statement on page F-6.

Note 18. Investments, page F-37

7. A significant portion of your debt securities are described as being unlisted. Supplementally explain how you determine the fair value of these securities, both on the date you acquire them and on an ongoing basis. If any of these securities are carried at amounts above their cost, please tell us how the amount of any increase was determined.

Note 40. Contingent Liabilities, page F-47

8. Please supplementally provide a general description of the terms and conditions that may cause your various lease agreements to terminate. Please also describe the events and circumstances that could potentially cause the termination of the specific lease arrangement described in Item (b) of this footnote. State the date upon which that basic lease term is scheduled to end. Explain how and why the lease termination would result in a financial exposure to the group. For example, are you subject to a penalty? We may have further comments upon review of your response.

Note 41. Assessment of Impairment of Fixed Assets, page F-47

9. We see that you have assessed the value in use of the Group`s railway assets by treating the entire railway network, current and committed as representing the smallest cash-generating unit. It appears that the application of this methodology may result in an accounting difference that should be disclosed under Note 44. In this regard, if you were to assess impairment of asset groups at a lower level and/or exclusive of cash flows associated with future capital expenditures that would increase the service potential of the asset group, would you arrive at the conclusion that no impairment existed at December 31, 2004? Please revise or advise, supplementally and in detail.

Note 44. Summary of differences between accounting principles generally accepted in Hong Kong and the United States, pages F-48

(b) Depreciation on Certain Fixed Assets, page F-48

10. Note 2 (g) discloses the fact that you depreciate tunnels, bridges and roads at a rate of 1% per year under H.K. GAAP. We note that fixed assets, which appear to be similar in nature, held by other companies in your industry are generally not depreciated over a period that is greater than 40 to 50 years for U.S. GAAP purposes. This practice appears to constitute a difference in accounting between H.K. GAAP and U.S. GAAP. Accordingly, please expand your disclosures to discuss this difference and to include its impact in the appropriate reconciling schedules you have presented. Alternatively, please supplementally explain why you believe that your current accounting policy is appropriate under U.S. GAAP. We may have further comments upon review of your response.

11. We note that you properly include a reconciling income statement adjustment to record depreciation charges on permanent way for new railway systems and extensions. However, please provide support for your apparent conclusion that, after these original costs have been fully depreciated under U.S. GAAP, the differing accounting policies would not create material variances between individual income statements presented in accordance with H.K. GAAP and those presented in accordance with U.S. GAAP. We may have further comments upon review of your response.

(i) Lease Out and Lease Back Transactions, page F-50

12. To assist us in evaluating the reconciling adjustments you have recorded in connection with these transactions, please provide us with an actual example of such a transaction. Supplementally describe each individual step of the arrangement, from inception to completion, and illustrate the accounting entries you would record under H.K. GAAP. Provide a similar illustration of your accounting entries under U.S. GAAP. In your illustrations, please clearly explain how the leases should be classified and why. Please identify and explain any income statement differences as well, if applicable.
We may have further comments upon review of your response.

(j) Recently Issued Accounting Standard, page F-51

13. We see that an "unrelated"entity created in December 2003 under one of your lease out and lease back transactions may meet the criteria to be a VIE. Please supplementally describe the ownership structure of this entity. Explain the business reasons for engaging in this activity. Support your conclusion that the entity does not qualify for consolidation under previously existing accounting standards.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



							David R. Humphrey
							Accounting Branch Chief
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Samuel M.H. Lai
Kowloon-Canton Railway Corporation
August 29, 2005
Page 5